SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or (g) of
                     The Securities and Exchange Act of 1934
                                ----------------

                         U.S.A. SUNRISE BEVERAGES, INC.
             (Exact name of registrant as specified in its charter)

       South Dakota                                      46-0439668
       ------------                                      ----------
(State or other jurisdiction of                        (IRS Employer
 incorporation or organization)                      Identification Number)


   P.O. Box 938 Spearfish, SD                              57783
   --------------------------                              -----
(Address of principal executive                         (Zip Code)
        offices)

               Registrant's telephone number, including area code:
                                 (605) 642-5560
                                ----------------


              Securities to be registered pursuant to Section 12(b)
                                  of the Act:

                                      None

              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                                (Title of Class)

               Class A Voting Preferred, par value $0.01 per share
               ---------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
      TOPIC                                                               PAGE
      -----                                                               ----

      ITEM 1.         BUSINESS

             (a)      General Development of Business                       1
             (b)      Narrative Description of Business                     6
             (c)      Financial Information About Foreign and               7
                      Domestic Operations and Export Sales

      ITEM 2.         FINANCIAL INFORMATION

             (a)      Selected Financial Data                               8
             (b)      Management's Discussion and Analysis of               8
                      Financial Condition and Results of Operation

      ITEM 3.         PROPERTIES                                            10

      ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

             (a)      Security Ownership of Certain Beneficial Owners       10
             (b)      Security Ownership of Management                      11
             (c)      Changes in Control                                    12

      ITEM 5.         DIRECTORS AND EXECUTIVE OFFICERS

             (a)      Identification of Directors                           12
             (b)      Identification of Executive Officers                  13
             (c)      Identification of Certain Significant Employees       13
             (d)      Family Relationships                                  13
             (e)      Business Experience                                   13
             (f)      Involvement in Certain Legal Proceedings              15

      ITEM 6.         EXECUTIVE COMPENSATION
             (a)      Cash Compensation, Bonus, and Deferred Compensation   15
             (b)      Compensation Pursuant to Plans                        15

      ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

             (a)      Transactions with Management and Others               15
             (b)      Certain Business Relationships                        16
             (c)      Indebtedness of Management                            16

      ITEM 8.         LEGAL PROCEEDINGS                                     16

      ITEM 9.         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                      COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

             (a)      Market Information                                    17
             (b)      Holders                                               18
             (c)      Dividends                                             18

      TOPIC                                                               PAGE
      -----                                                               ----
      ITEM 10.        RECENT SALES OF UNREGISTERED SECURITIES               18

      ITEM 11.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                      REGISTERED

             (a)      Capital Stock                                         18
             (b)      Debt Securities                                       20
             (c)      Further Information                                   20

      ITEM 12.        INDEMNIFICATION OF DIRECTORS AND OFFICERS             20

      ITEM 13.        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA           21

      ITEM 14.        DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                      AND FINANCIAL DISCLOSURE                              35

      ITEM 15.        FINANCIAL STATEMENTS AND EXHIBITS

             (a)      List of Financial Statements                          35
             (b)      Exhibit Index                                         35


      SIGNATURES                                                            36

      EXHIBIT INDEX                                                         37

                                ITEM 1: BUSINESS

(a)      General Development of Business.

U.S.A. Sunrise Beverages, Inc. (the "Company") was incorporated in August 13, 1990 in the State of South Dakota under the name Papaya U.S.A. Corporation. On November 4, 1993, the Company changed its name to U.S.A. Sunrise Beverages, Inc. Since its inception, the Company has conducted limited operations, principally in the United States, of engaging in manufacturing and test marketing of a South American formulated papaya soft drink known as "Papaya Sunrise".

The Company has 10,000,000 shares of common stock authorized for issuance (the "Common Stock") with 3,750,000 shares issued and outstanding (the "Common Shares"), and has 500,000 shares of preferred stock authorized for issuance (the "Preferred Stock") with 400,000 shares issued and outstanding (the "Preferred Shares" and together with the Common Shares as the "Shares"), and has sixty five
(65) shareholders (the "Shareholders"). All of the Shares were issued in private placement transactions. As of the date of filing this Form 10-SB and upon meeting applicable state securities rules, there will be 3,750,000 Common Shares and 400,000 Preferred Shares eligible for resale pursuant to Securities and Exchange ("SEC") Rule 144. The Company intends to enter into agreements with all of the Shareholders to restrict them from reselling any of their Shares for a period of six months beginning with the effective date of this Form 10-SB. See Market Information.

The Company is a development stage company and is in the process of developing a bottled water manufacturing facility, acquiring bottling equipment and formulating plans for the production and distribution of bottled water. The location of the proposed bottling facility is in an industrial park located in Spearfish, South Dakota. The Company intends to bottle water acquired from the Tesoro Corporation ("Tesoro") (a corporation in which Omar Barrientos, the Company's president is a minority shareholder) and to distribute this water under the name "Rushmore Springs." The Company plans to achieve distribution through the network of product distributors previously engaged by the Company to distribute Papaya Sunrise, the Company's original papaya based beverage.

In November 1990, the Company entered into an agreement with Salvietti International Beverage Corp. ("Salvietti"), a Bolivian beverage company, pursuant to which the Company acquired the exclusive production and distribution rights in the United States to a papaya soft drink. The Company commenced its initial operations in January 1991 by conducting blind runs of its papaya soft drink product without labeling. The Company produced and distributed its product as blind samples to distributors and bottlers located in the mid-west U.S. The Company commenced manufacturing operations in July 1991 by manufacturing its papaya product under contract with Full Service Beverages, Inc. utilizing its facilities at Denver, Colorado. The Company's cans were produced by Ball Manufacturing and its bottles by Owens Illinois. Production also was made under contract with two other bottlers.

Until October 1993, the Company introduced the papaya beverage under its own name, "Papaya Sunrise", in test markets within the United States. Using two marketing companies, the product was distributed in several markets, including areas of South Dakota, Nebraska, Colorado,

Washington DC, Florida, New York, Illinois and California. Limited exposure was also effected in Kansas, Montana, and Wyoming. The Company was subsequently unable to continue producing and marketing the papaya drink due to a shortage of working capital and operations were discontinued.

The rights to the papaya soft drink were subsequently acquired by other bottling companies including Embotelladora La Cascada Ltda. ("Cascada"), the leading beverage producer in Bolivia, and one of the largest beverage and flavor producers in South America. On September 30, 1993, the Company entered into an exclusive purchase and distribution agreement with Cascada pursuant to which the Company acquired the formulas for ten beverage flavors (including the papaya beverage) in exchange for the issuance of 152,600 Common Shares of the Company.

Pursuant to a subsequent contract, the Company has acquired from Tesoro the exclusive rights to import and distribute a mineral water (the "Viscachani Water") which is bottled in Bolivia by Cascada. The Company has also acquired from Tesoro the exclusive rights to a source of spring water from the Black Hills of South Dakota.

Based upon the results of the Company's prior test market activities with the Papaya Sunrise product, management believes that the most cost effective method for entry into the bottled beverage business is to control the production and bottling of a locally available quality spring water and to distribute this product through regional beverage distributors. The Company anticipates the cost to begin operations to be $250,000, which includes, among other things, the acquisition of a facility in which to conduct its operations, the acquisition of bottling equipment and associated manufacturing equipment, implementation of initial marketing, modifications to new facilities, and acquisition of molds for the Company's proprietary bottle design. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company intends to produce Rushmore Springs water in 1/2 liter, 1 liter, and 1 1/2 liter bottles and anticipates that the retail price to be $0.69, $1.09 and $1.49 respectively. The Company's cost estimates indicate that the Company can produce this product for $3.61 per case (a case being either twenty four 1/2 liter, twelve 1 liter, or twelve 1 1/2 liter bottles) for an expected profit of $2.00 per case of water sold. The management of the Company has had substantial experience in the retail beverage business, however, the Company's experience has been limited to production and test marketing the papaya beverage during 1991 to 1993.

The Company had a favorable response to its test marketing and experienced good turnover of its product. The primary difficulty encountered by the Company in its initial marketing efforts was the inability, due to limited cash flow, to supply the demand for its product.

During its test marketing, the Company had established distribution channels through bottlers and independent distributors in several locations across the United States and the Caribbean basin for papaya beverages and its other flavored drinks. These locations included distributors in Wyoming, South Dakota, Nebraska, Iowa, Kansas, Colorado, New Mexico, all of New England, Florida, Virginia, West Virginia, Maryland, Missouri, Illinois, Michigan, Minnesota, Ohio, and Oklahoma. After ceasing its initial test marketing, the Company reacquired and/or terminated all prior contracts with distributors. The Company has no present agreements with any of these distributors and there is no assurance that the Company will be able to establish or reestablish a business relationship with these prior distributors in any or all of these geographical areas.

Proposed Operations

The Company plans to offer a domestic spring water from the Black Hills of South Dakota and an imported mineral water from the Andes Mountains. The Company plans to first dedicate all its efforts to producing and marketing its domestic spring water. The source and supply of water are located on land next to the Company's former property. The Company intends to bottle the spring water at new facilities which are to be located in an industrial park within Spearfish, South Dakota, about ten miles from the waters' source.

Until August 18, 1998, the Company owned a 8,960 square foot warehouse facility located on 18 acres of land in Spearfish, South Dakota. The property was subject to foreclosure proceedings, and on August 18, 1998, the Company surrendered these facilities to the lessor via quit claim deed in exchange for a release from its contract obligations.

The Company presently owns the rights to: (a) purchase in bulk, water from a spring located in Spearfish, South Dakota from Tesoro (the "Rushmore Water");
(b) distribute and sell a mineral water bottled by Cascada in the Andes Mountains; and, (c) pursuant to a separate agreement with Cascada, produce and distribute ten beverage flavors (including a papaya beverage) in North America, Central America, the Caribbean, and all U.S. military installations, except those located in South America.

The Rushmore Water

On October 22, 1995 (as amended by an Addendum dated January 10, 1997), Tesoro and a Shareholder, the Paul Miller Sr. Trust (the "Trust") entered into an agreement in respect of the Rushmore Water (the "Rushmore Water Contract") which gave Tesoro the first right to purchase 23 million gallons (that amount being subject to increase by mutual agreement) of spring water from property owned by the Trust at a cost of $.07 per gallon. The term of the agreement is for one year, with automatic annual renewal for a period of twenty years. The agreed upon purchase price is subject to revision every fifth year based upon the average price of spring water as published in certain trade publications, and in no event shall the amount of an individual increase exceed $.07 per gallon. The agreement also grants to Tesoro the right of first refusal to purchase the source property. In the event of a transfer of the source property and/or water rights, the transferee shall be bound by the obligations of the agreement.

The Viscachani Water

On September 30, 1993, Cascada and Tesoro entered into an agreement in respect of the Viscachani Water (the "Viscachani Water Contract") which gave Tesoro the right to purchase, distribute, and sell the water bottled by Cascada in the Andes Mountains in Bolivia. The agreement has no specified duration period. Purchase price is to be determined by quotation FOB port and shall remain valid for a period of less than one year. On October 1, 1993, Tesoro and the Company entered into a substantially identical agreement wherein the Company obtained the distribution rights from Tesoro under the same terms as described above for nominal consideration.

Other Beverage Products

On September 30, 1993, the Company entered into an exclusive purchase agreement with Cascada wherein the Company acquired the formulas, trademarks, technologies, and the exclusive right to produce and distribute ten beverage flavors (including a papaya beverage) in North America, Central America, the Caribbean, and all U.S. military installations, except those located in South America. The Company acquired these rights in exchange for the issuance of 152,600 Common Shares of the Company, which represented an agreed upon value of the technology in the amount of $1,144,500. The term of the technology agreement is "continuous with revisions every ten years or when the parties, by mutual accordance, find it pertinent."

This agreement further provides the Company with the right of first refusal should Cascada wish to sell their Common Shares prior to the time the Company's Shares become publicly registered. In the event of a dispute of the value or number of the shares, the Company has further agreed to pay the agreed upon value of $1,144,500 to Cascada. The Company has also agreed to pay to Cascada a royalty of $.30 for each 240 fluid ounces of product which it sells. See Material Contracts, Exhibit 10.1 and 10.2.

The Rushmore Water Bottling Facility

On July 13, 1998, the Company and the Trust entered into a letter of intent (the "Letter of Intent") describing the basic terms for several contemplated agreements between the Trust, the Company and Tesoro. See Certain Relationships and Related Transactions, and see also Material Contracts, Exhibit 10.7.

The contemplated agreements described in the Letter of Intent are subject to the Company's successful completion of several contingencies including, among other things, the Company achieving initial capitalization in the amount of $50,000 and income projections in the amount of $150,000 in the first year of operations, which the parties acknowledge to be necessary to comply with the basic terms of the Letter of Intent. Upon satisfaction of the contingencies, the Letter of Intent contemplates that the Company, the Trust, and Tesoro would enter into a bulk water sales agreement and a water hauling contract, and that the Trust and the Company would enter into a building lease and an equipment lease for the use of production facilities and property which would be used in the bottling and distribution of the Rushmore Water.

Pursuant to the terms of the Letter of Intent, the contemplated bulk water sales agreement would specify that the Trust would sell water to Tesoro, and Tesoro would exclusively buy from the Trust, up to 23 million gallons annually, for $.07 per gallon. Pursuant to the water hauling agreement contemplated under the Letter of Intent, the Trust would deliver the water sold to Tesoro to the Company at the rate of $.03 per gallon, payment of such price under each of these agreement would be paid by Tesoro and the payment guaranteed by the Company. The hauling agreement is contemplated to be subject to termination by the Trust upon ninety days notice. The Letter of Intent specifies no period of duration for these agreements.

Pursuant to the equipment lease contemplated under the Letter of Intent, the Trust would lease to the Company a bottling unit, tanks, and miscellaneous equipment, having a maximum value of $150,000. The Letter of Intent specifies that the Company be obligated at its own cost, to maintain, repair or replace the equipment during the term of the equipment lease. The equipment lease payments are contemplated to be as follows: (a) 1-3 months, $3,000 per month;
(b) 5-6 months,  $4,000 per month; (c) 7-12 months,  $5,000 per month; (d) 13-36 months, $7,250 per month; (e) 37-84 months, $6,250 per month. During the 84th month, the Company may renew the lease on a year to year basis. The Company would also have the option to purchase the equipment for $75,000 in the tax year following the 84th month of the lease.

Pursuant to the terms of the building lease contemplated under the Letter of Intent, the Trust would lease to the Company a building owned by the Trust, and located in Spearfish, SD. The Letter of Intent specifies that the Company would be obligated at its own cost for any improvements required to conduct the Company's business. The lease payments are contemplated to be as follows: (a) 1-3 year, $1,417 per month; (b) 4-6 year, $1,487 per month; (c) 7-9 year, $1,562 per month; and (d) 10 year, $1,640 per month. The Letter of Intent also contemplates that the Company would have a ninety day right of first refusal to match any bona fide offer received by the Trust to purchase the premises.

The Company believes that it will be able to complete the contingencies in the Letter of Intent and commence manufacturing operations within three months following the receipt of $250,000 and completion of modifications to its proposed new facility. There are no assurances that the Company will be able to secure such funds or that the Company will be able to start manufacturing. The Company intends to conduct initial production runs which will produce product samples for distributors to assist in the solicitation of product orders. The Company thereafter intends to manufacture product to deliver to distributors in response to its sample program. There are no assurances that the Company will be able to start manufacturing or meet its proposed product roll out schedule. The proposed operations as described above will be dependent entirely upon the Company obtaining sufficient capital to conduct its proposed operations. There are no assurances that the Company will be able to obtain the necessary capital to commence its operations. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Capital Resources

Since its inception the Company has worked with a shortage of working capital. In June 1993, after having suspended operations, the Company entered into an agreement with an investment banker located in Dallas, Texas. This investment banker introduced Company to another financial advisor with which the Company initially entered into an agreement to pursue the acquisition of a regional bottler in August 1993. When the acquisition stalled, the financial advisor introduced the Company to other potential sources of financing, all of which did not materialize. In November 1994, the Company entered into an agreement with another financing source, a NASD broker-dealer, pursuant to which the broker-dealer agreed to underwrite on a best efforts basis a private offering for the Company. Substantial due diligence was undertaken by the broker-dealer and a private placement memorandum was prepared. The Company expended in excess of $60,000 in legal, accounting and Blue Sky fees in connection with the offering. This offering was terminated in June 1995 due to events beyond the control of the Company. Following this event, the Company made other attempts to raise capital through other third party financing sources, none of which materialized.

The proposed operations of the Company will be dependent entirely upon the Company obtaining sufficient capital to conduct its business. There are no assurances that the Company will be able to obtain the necessary capital to commence its operations. As noted in the financial statements incorporated herein, should the Company note be able to implement its business plan, there exists substantial doubt about the Company continuing to exist as a going concern. See Note 1 to Financial Statements.

The Company anticipates that it will be required to borrow additional money and may be required to issue additional debt or equity securities. There is no assurance that available investors or lenders can be found or that the terms of any financing which may be available to the Company would become available on suitable terms.

Results of Operation

As of December 31, 1997, the Company had cash on hand in the amount of $29, with $266,361 in total assets and $627,422 in total liabilities. The Company has not conducted sales except for its previous sales in test market areas. In fiscal 1997, the Company had $0 in gross sales, with a net deficit of $115,299. In fiscal 1996, the Company had $0 in gross sales and a net loss of $1,845,266. The Company had operation expenses of $115,299 and $1,405,189 for 1997 and 1996, respectively. The losses include a provision of $ (1,274,500) for the decline in value of the Company's formulas, technology, and territories. See Note 4 to the Financial Statements.

To the extent that the Company is able to attain profitable operations, the Company may be able to take advantage of approximately $700,000 of federal income tax net operating loss carryforwards (the "NOL"). However, in the event the Company is required to issue additional equity securities, such issuance or issuances may trigger various provisions of the Federal income tax laws (including, but not limited to, IRC Sec. 381 as it relates to changes of control) and the NOL could be severely limited or eliminated in its future utilization.

(b)      Narrative Description of Business

The Company was incorporated in the State of South Dakota in 1990. In November 1990, the Company acquired the exclusive production and distribution rights in the United States to a papaya soft drink. From January 1991 to October 1993, the Company introduced this beverage under its own name, in test markets within the United States. However, the Company was unable to continue producing and marketing the papaya drink due to a shortage of working capital. The rights to the papaya soft drink were subsequently acquired by other bottling companies including Cascada. On September 30, 1993, the Company entered into an exclusive purchase and distribution agreement with Cascada pursuant to which the Company acquired the formulas for ten beverage flavors (including the papaya beverage) in exchange for the issuance of 152,600 shares of Common Stock.

Pursuant to separate contracts with Tesoro, the Company has acquired the rights to import and distribute Viscachani Water and has also acquired the rights to the source of the Rushmore Water. The Rushmore Water rights are of an exclusive nature in that the Company has the exclusive right to draw up to twenty three million gallons of water annually. Tesoro may sell any surplus water not used by the Company to third parties, with the understanding that the Company's demands for water will always take precedence as to the first twenty three million gallons. In exchange for the exclusive right, the Company is obligated to purchase from Tesoro the first twenty three million gallons of water the Company uses annually.

Under its proposed plan of operations, the Company intends to lease a manufacturing facility, and to lease the bottling and manufacturing equipment necessary to begin operations. The Company plans to dedicate all its initial efforts to producing and marketing its Rushmore Water under the name "Rushmore Springs". The Company thereafter intends to manufacture and distribute, through independent bottlers and distributors, a line of beverages under the brand name "Sunrise." In addition, the Company intends to import and distribute another brand of water from the Andes Mountains in Bolivia known as Viscachani Water. The Company has entered into a Letter of Intent with a Shareholder of the Company which contemplates several contingent agreements under which the Company will be able to lease the described manufacturing facilities and equipment necessary to begin producing its product. See Business.

The Company's current business address is Box 938, Spearfish, South Dakota 57783 and its phone number is 605-642-5560. The Company is currently seeking a new facility in which to locate its proposed operations.

Company's ability to successfully implement its business plan will also depend upon attracting and retaining competent employees and management personnel. The Company's ability to attract competent personnel will be dependent on the ability of the Company to provide competitive salaries, benefits, support, and opportunity. The Company's primary key employee is its President, Omar Barrientos. If the Company should lose the services of Mr. Barrientos, there are no assurances that the Company would be able to obtain an acceptable replacement on suitable terms. There are no assurances that Company will be able to provide suitable compensation and/or benefits to attract and retain such personnel as are necessary to conduct its business.

(c) Financial Information About Foreign and Domestic Operations and Export Sales.

The Company at present conducts no foreign operations and has no export sales although it will have foreign Shareholders owning a total of less than 5% of the Company upon registration of its Shares as described in Section 9(b).

                          ITEM 2: FINANCIAL INFORMATION

                          (table appears on next page)

(a)        Selected Financial Data
                                                January 1, 1998
                                                    Through
                                                 June 30, 1998
                                                  (unaudited)                                          (unaudited)       (unaudited)
                                                      1998               1997              1996            1995              1994
                                                      ----               ----              ----            ----              ----
Summary of Earnings
-------------------
Revenue ....................................      $       0       $         0       $         0       $         0       $         0
Net income (loss) ..........................           --         $  (115,299)      $(1,405,189)      $  (147,086)      $   (68,097)
Net earnings per share .....................           --         $      (.03)      $      (.26)      $      (.02)      $      (.01)

Weighted average number of .................           --           3,750,000         5,503,052         6,211,730         5,514,509
shares outstanding

Summary of Financial Position:
Total assets ...............................      $ 268,998       $   266,361       $   305,544       $ 2,040,956       $ 2,168,262

Unsecured liabilities ......................        334,300           353,283           215,637           153,164            88,298
Secured liabilities ........................        274,139           274,139           275,669           282,161           234,286
Shareholders' equity (deficit) .............      $(339,440)      $  (361,061)      $  (185,762)      $ 1,610,899       $ 1,845,728

----------
Notes:

    (1) In 1996 and 1997, as a result of the certified audit, the Company placed in reserve, the values given to the acquisition of technology and territorial values by adjusting these values to $0.

    (2) The 1997 and 1996 figures above are from the Company's certified audit.

    (3) The 1995 and 1994 figures are extracted from the Company's income tax returns and from the Independent Balance Sheet Audit for the year ended 1994.

    (4) The 1998 figures are from the Company's unaudited Interim Balance Sheet.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is management's discussion of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying audited and unaudited financial statements, and should be read in conjunction with such statements.

In an effort to give investors a well-rounded view of the Company's current financial condition and future opportunities, management's discussion and analysis of the results of operations and financial condition and other sections of this Form 10-SB contain "forward-looking statements" about its prospects for the future. Such statements are subject to certain risks and uncertainties which would cause actual results to differ materially from those projected.

        Revenues

The Company's revenues consist of test marketing sales of the Company's beverage products. The

Company's strategy has been to use all available capital for its product development and test marketing. Since its inception, the Company has primarily been involved in the product development and test marketing of its beverage and bottled water products. The Company has not derived any significant revenues from its limited product sales. The Company expects to incur significant capital expenditures prior to deriving any such product revenues.

        Liquidity and Capital Resources

The Company continues to experience a significant lack of cash flow and it is questionable as to whether the Company can maintain its business as a going concern.

The Company's cash requirements to date have been met by the proceeds of its private placement of equity securities, issuance of debt securities, and cash generated from operations. The Company's expenditures have been primarily to fund research and development, acquisition of technology and formulas, general and administrative expenses, financing efforts, and test marketing of its products.

The  Company's  present cash balance will not be  sufficient to fund its current and proposed operations in the future. The Company's capital strategy anticipates that the Company will increase its cash balance through financing transactions, including the issuance of debt and/or equity securities. No arrangements have been entered into for any future financing and no assurances can be given that adequate levels of additional funding can be obtained on favorable terms, if at all.

As of January 1, 1998, the Company had approximately $700,000 of net operating loss carryforwards (the "NOL"). However, in the event the Company is required to issue additional equity securities, such issuance or issuances may trigger various provisions of the Federal income tax laws (including, but not limited to, IRC Sec. 381 as it relates to changes of control) and the NOL could be severely limited or eliminated in its future utilization.

Based upon the results of the Company's prior test market activities with the Papaya Sunrise product, management believes that the most cost effective method for entry into the bottled beverage business is to control the production and bottling of a locally available quality spring water and to distribute this product through regional beverage distributors.

The Company has entered into a Letter of Intent with a Shareholder of the Company which contemplates several contingent agreements under which the Company will be able to lease the described manufacturing facilities and equipment necessary to begin producing its product. The Company anticipates the cost to begin operations to be $250,000, which includes, among other things, the acquisition of a facility in which to conduct its operations, the acquisition of bottling equipment and associated manufacturing equipment, implementation of initial marketing, modifications to new facilities, and acquisition of molds for the Company's proprietary bottle design.

The Company believes that it will be able to complete the contingencies in the Letter of Intent and commence manufacturing operations within three months following the receipt of $250,000 and completion of modifications to its proposed new facility. There are no assurances that the Company will be able to secure such funds or that the Company will be able to start manufacturing. See Narrative Description of Business.

                               ITEM 3: PROPERTIES

Until August 18, 1998, the Company owned a 8,960 square foot warehouse facility located on 18 acres of land in Spearfish, South Dakota. This property was subject to a Contract for Deed dated February 1, 1995, between Dakota Mining and Construction, Inc. (hereinafter "Dakota"), a South Dakota corporation, and the Company. Pursuant to the Contract for Deed. Dakota had filed a foreclosure action against the Company, being Court File No: C97-46, in Lawrence County, South Dakota.

On August 18, 1998, in exchange for a release from its contract obligations, the Company surrendered the property to the lessor via quit claim deed. See Legal Proceedings and see also Exhibit 10.6.

The Company intends to move it proposed operations to a 5,000 square foot facility located in an industrial park in Spearfish, South Dakota. The Company has also entered into a Letter of Intent with the Trust regarding a contemplated building lease for the proposed 5,000 square foot facility where the Company intends to conduct its operations. See Proposed Operations.

           ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                   MANAGEMENT

(a)     Security Ownership of Certain Beneficial Owners.

The following tables set forth as of June 1, 1998 the number and percentage of outstanding Shares of the Company beneficially owned by all persons known by the Company to be the owners of more than 5% of the Company's outstanding voting securities.

                 Name and Address               Amount and Nature
Title of          of Beneficial                   of Beneficial      Percent of
Class                Owner                          Ownership           Class
--------------------------------------------------------------------------------
Voting           Isabel & Elizabeth Barrientos  400,000 shares          100%
Preferred (3)    719 Cedar Lane
                 Spearfish, SD 57783

Voting           Omar Barrientos                400,000 shares          100%
Preferred (5)    P.O. Box 938
                 Spearfish, SD 57783

Common (2)       Hugo Barrientos                285,000 shares            7.6%
                 937 Herman Place
                 Rapid City, SD 57701

Common (1)       Omar A. Barrientos             283,000 shares            7.55%
                 1512 Marston
                 Ames, IA 50010

Common (6)       Birchwood Cptl. Advisors       400,000 shares           10.66%
                 4 Dogwood Court
                 West Paterson, NJ 07424

                                      -10-

Common           Paul Miller Sr. Trust          271,169 shares            7.23%
                 967 Main
                 Deadwood, SD 57732

Common (4)       Elizabeth Schroeder            285,000 shares            7.6%
                 6778 Rosefield Dr.
                 San Diego, CA 92115

Common (3)       Elizabeth Schroeder and        405,000 shares           10.8%
                 Isabel Barrientos
                 719 Cedar Lane
                 Spearfish, SD 57783

Common (5)       Omar Barrientos                405,000 shares           10.8%
                 P.O. Box 938
                 Spearfish, SD 57783

Common (7)       Chris Giordano                 180,000 shares            4.8%
                 4 Dogwood Court
                 West Paterson, NJ 07424
----------

 (1)  Omar A. Barrientos is the son of Omar Barrientos, the Company's President.
 (2)  Hugo Barrientos is the son of Omar Barrientos, the Company's President.
 (3) Isabel and Elizabeth (Schroeder) Barrientos are the wife and daughter respectively of Omar Barrientos, the Company's President.
 (4) Elizabeth Schroeder is the daughter of Omar Barrientos, the Company's President.
 (5) Shares are in the names of Isabel and Elizabeth (Schroeder) Barrientos and are reported here for purposes of beneficial ownership and not actual ownership.
 (6) Chris Giordano, the principal of Birchwood Cptl. Advisors, is an Advisory Board Director of the Company.
 (7) Total includes shares (180,000 Common) that are reported here for purposes of beneficial ownership only and not actual ownership. See note (6) above.

(b)     Security Ownership of Management.

The following table sets forth as of the date of this Registration Statement the
number  and  percentage  of  outstanding   voting   securities  of  the  Company
beneficially owned by Management.

                 Name and Address        Amount and Nature
Title of          of Beneficial            of Beneficial         Percent of
Class                Owner                   Ownership              Class
--------------------------------------------------------------------------------
Voting           Omar Barrientos         400,000 shares             100%
Preferred (2)    P.O. Box 938
                 Spearfish, SD 57783

Commons (2)      Omar Barrientos         405,000 shares              10.8%
                 P.O. Box 938
                 Spearfish, SD 57783

Common           Omar Barrientos           3,024 shares               0.08%
                 P.O. Box 938
                 Spearfish, SD 57783

                                      -11-

Common           Robert Westerfield       10,000 shares               0.27%
                 814 Dayton St.
                 Wichita, KS 67213

Common           Gene Fairchild           51,000 shares               1.36%
                 1807 Spade Ct.
                 Rapid City, SD 57701

Common           Louis J. Twiss           10,000 shares               0.27%
                 HC 57, Box 12
                 Buffalo Gap, SD 57722

Common (3)       Chris Giordano          580,000 shares              15.46%
                 4 Dogwood Court
                 West Paterson, NJ 07424

All directors and officers as           1,059,024 shares (Common)    28.24%
a group (10 persons)                      400,000 shares (Preferred)100.00%
----------

 (1) Director William S. Brewster, and Advisory Directors Carlos Caceres, Donald L. Antle, Ing. Jaime Aponte Issa and Jose Ezzidin Eid Montano do not own any shares of the Company.

 (2) Shares are in the names of Isabel and Elizabeth (Schroeder) Barrientos and are reported here for purposes of beneficial ownership only and not actual ownership.

 (3) Total includes shares (580,000 Common) that are reported here for purposes of beneficial ownership only and not actual ownership.

(c)     Changes in Control.

No shares of the Company are presently delivered as security to third parties. There are no outstanding options or agreements which would affect control of the Company.

                    ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

(a)     Identification of Directors.

Directors are elected by the shareholders to hold office for a one year term or until a successor is elected and qualified.

Name                       Age   Position                         Served From
----                       ---   --------                         -----------

Omar Barrientos            57    CEO, Chairman, Treasurer,        August, 1990
                                 President
Robert Westerfield         57    Vice-President, Director         October, 1993
Gene Fairchild             51    Vice-President, Director P.R.,   March, 1996
                                 Secretary
Louis J. Twiss             58    Director                         October, 1993
William S. Brewster        57    Director                         October, 1993
Carlos Caceres             50    Advisory Board Director          Nov., 1993
Chris Giordano             42    Advisory Board Director          July, 1993
Donald L. Antle            56    Advisory Board Director          October, 1993
Ing. Jaime Aponte Issa     56    Advisory Board Director          October, 1993
Jose Ezzidin Eid Montano   51    Advisory Board Director          October, 1993

(b)     Identification of Executive Officers.

Executive Officers serve in their capacities at the pleasure of the Board of Directors of the Company.

(c)     Identification of Certain Significant Employees.

The Company's only significant employee at the present time is its President, Omar Barrientos.

(d)     Family Relationships.

At present, no directors, officers or employees of the Company are related. However, the controlling shareholders of Tesoro Corporation are immediate family members of Omar Barrientos, the Company's president.

(e)     Business Experience.

Omar Barrientos

Mr. Barrientos has been an officer and director of the Company since August 13, 1990. During the last seven years, he has researched all aspects of the beverage industry, including concentrate components, production and sales, cost calculations, distribution systems, and bottling requirements. Mr. Barrientos' contacts enabled the Company to acquire the rights to its Sunrise product line and its domestic and imported waters.

Robert Westerfield

Mr. Westerfield has been an officer and director of the Company since October 23, 1993. Mr. Westerfield has over 30 years of beverage industry experience. His background within the industry covers many major bottling plants including All American. Mr. Westerfield is the former president and CEO of Full Service
Beverage, and member of the Board of Directors of the Royal Crown Bottlers Association.

Gene Fairchild

Mr. Fairchild has been an officer and director of the Company since March 1996. Mr. Fairchild has extensive background in marketing, management, news media, and the insurance field. Mr. Fairchild is a stockholder and the vice-president and Treasurer of Agents of Insurance, one of the largest insurance agencies in South Dakota. Mr. Fairchild has been in the insurance field since 1973, starting as a co-owner of McKinney-Weddell Insurance, predecessor of Agents of Insurance.

Louis J. Twiss

Mr. Twiss has been a director of the Company since October, 1993. Mr. Twiss is involved in developing special programs of distribution to Indian casinos and reservations. Mr. Twiss, a native American has prior experience as a consultant for Native Americans as well as for companies dealing with Native Americans.

William S. Brewster

Mr. Brewster is President of Brewster Marketing Company, Brewster Associates, a consulting firm, Brewster Financial group and BCP Marketing Group. Mr. Brewster has over 30 years of marketing experience. He has been consulting manager to several companies and has been a member of professional organizations such as the American Society of Training and the New England Association of Advertising. Mr. Brewster has lectured at seminars for the State of Connecticut, the University of Hartford, and University Health Center.

Advisory Board Directors

Carlos Caceres

Mr. Caceres has been an advisory director of the Company since November 30, 1993. From 1991 to 1993, Mr. Caceres was the President of McLane International, an affiliate of McLane, Inc. and Wal-Mart. Mr. Caceres has substantial knowledge of, and contacts in, the food and beverage industries. Mr. Caceres will assist in the Company's efforts to place its product in national markets and in the Caribbean Basin. Mr. Caceres is a native of Peru.

Chris Giordano

Mr. Giordano has been an advisory director of the Company since July, 1993. Mr. Giordano is a principal of Birchwood Capital Advisors, and has previously served as a consultant with William Scott, and in the asset management departments of Paine Webber, and Smith Barney during the period from 1983 to 1990. Subsequently, Mr. Giordano owned Manchester Rhone Securities, a brokerage firm, until its sale in 1991. Mr. Giordano also served as the director of corporate finance at M.S. Farrell from 1992 through 1993. Mr. Giordano has assisted the Registrant in matters related to equity financing and as a contact with brokerage houses and investment bankers.

Donald L. Antle

Mr. Antle is the founder and President of Antle Enterprises, Inc., a consulting and service entity to the beverage industry. He is also a Director of the Equitable Bank, Dallas, Texas. Mr. Antle has 30 years experience in the beverage industry and specific experience concerning mergers and acquisitions within that industry. Mr. Antle has successfully completed a variety of beverage company mergers, acquisitions, corporate financing and special consulting projects.

Ing. Jaime Aponte Issa

Mr. Aponte is the General Manager of Embotelladora La Cascada and the President of the Bolivian National Association of Bottlers.

Jose Ezzidin Eid Montano

Mr. Ezzidin Eid Montano is the President and principal owner of Grupo Industrial "La Cascada". His company has grown to become the largest independent bottling company in South America with eleven bottling plants. There are no assurances that the Company will be able to retain the services of the current members of the Board of Directors, or that it will be able to attract other members to serve as directors should vacancies develop.

(f)      Involvement in Certain Legal Proceedings.

The Company has conducted due diligence and has no record of existing officers or directors that currently have, and does not believe that they been involved in, any legal proceedings material to an evaluation of the ability or integrity of any director or officer.

                         ITEM 6: EXECUTIVE COMPENSATION

(a)     Cash Compensation, Bonus, and Deferred Compensation.

The following table sets certain information with respect to annual compensation paid in 1996, 1997 and to the present to the Company's only executive officer.


Name and Principal                          Other Annual     All Other
Position             Year   Salary   Bonus  Compensation    Compensation
------------------------------------------------------------------------
Omar Barrientos,     1998    None     None      N/A             N/A
  President          1997    None     None      N/A             N/A
                     1996    None     None      N/A             N/A

 (b)    Compensation Pursuant to Plans.

Company currently has no plans for compensation, key man insurance, pension, or stock options stock appreciation rights plans.

             ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)     Transactions with Management and Others.

On  January  1,  1994,  the  Company  entered  into a loan  agreement  with  its president, Omar Barrientos. Pursuant to the agreement, the president periodically pays expenses on behalf of the Company, or advances money to the Company to pay its expenses. The note payable bears interest at 7% and is calculated each December 31 to include all amounts due, including interest accrued at 7% thorough December 31. See Note 5 to Financial Statements. See also Material Contracts, Exhibit 10.8.

On November 16, 1995, the Company entered into a note agreement with Dr. Neil Kurti, a Shareholder of the Company. The $50,000 note payable bears interest at 10% and carries a due date of

February 1, 1996 or earlier if the Company completed a private placement. The note also provides for the issuance of Common Shares upon any initial public offering of the Company's Common Shares. See Note 5 to Financial Statements. See also Material Contracts, Exhibit 10.9. The Company has an outstanding loan amount of $66,000 to a Shareholder which was due and payable July 11, 1995. The loan was in good standing until December 1996. However, on December 15, 1996, the Company was served a summons and complaint in connection with the loan. A judgment was entered on February 18, 1997. See Note 5 to Financial Statements. See also Legal Proceedings.

During 1997, family members of the Company's president exchanged 1.8 million Common Shares for 400,000 Preferred Shares. See Note 6 to Financial Statements.

(b)      Certain Business Relationships.

Omar Barrientos is the President and a minority shareholder of Tesoro Corporation ("Tesoro"). The balance of the controlling shareholders are Mr. Barriento's family members. The Company has entered into an agreement with Tesoro whereby the Company acquired the exclusive right (except for certain areas of Illinois and California) to distribute the Viscachani Water ("Aqua from the Andes") in the U.S. Tesoro is the exclusive licensee of these rights and it has sub-licensed these rights to the Company. See Material Contracts, Exhibit
10.3. See also Proposed Operations.

The Company has also entered into a separate agreement with Tesoro whereby the Company has acquired the rights to the source of the spring water from which the Company intends to bottle its Rushmore Springs product. See Proposed Operations.

On September 30, 1993, the Company entered into an agreement with Cascada wherein the Company acquired the formulas, trademarks, technologies, and the exclusive right to produce and distribute ten beverage flavors in North America, Central America, the Caribbean, and all U.S. military installations, except those located in South America. The Company acquired these rights in exchange for the issuance of 152,600 Common Shares of the Company, which represented an agreed upon value of the technology in the amount of $1,144,500. The term of the technology agreement is "continuous with revisions every ten years or when the parties, by mutual accordance, find it pertinent." See Material Contracts,
Exhibit 10.1. See also Proposed Operations.

(c)      Indebtedness of Management.

There is no indebtedness of officers or directors to the Company.

                            ITEM 8: LEGAL PROCEEDINGS

The Company was named in an action filed in the State of Minnesota by a Shareholder of the Company. The action was based upon a breach of contract in connection with a loan made by the Shareholder to the Company. The principal amount of the loan was $60,000. The Shareholder made demand for payment of the principal amount together with accrued interest, legal fees and court costs. A partial judgment was entered against the Company in Minnesota on February 18, 1997. Omar Barrientos, the Company's president, has assumed personal liability for payment of the judgment described above. To date, the judgment, including interest and legal fees in the total amount of

$72,564 remains unpaid.

The Company had entered a Contract for Deed dated February 1, 1995, between Dakota Mining and Construction, Inc. (hereinafter "Dakota"), a South Dakota corporation, and the Company. Dakota had filed a foreclosure action against the Company, being Court File No: C97-46, in Lawrence County, South Dakota. On August 18, 1998, the Company executed a quit claim deed and surrendered the property, in exchange for a release from its contractual obligations.

To the best of the Company's knowledge, it is not involved in any other litigation.

     ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)      Market Information.

There is no established United States or foreign public trading market for the Company's Common Shares of $0.01 par value stock. The common equity is presently not subject to any outstanding options or warrants to purchase it, nor are there any securities convertible into common equity, except as provided for in the statement of rights of the Preferred Stock. Upon filing this Form 10-SB and the consent of its Shareholders to an agreement between the Shareholders and the Company restricting the transferability of those shares for a period of six (6) months, the Company plans to register the issued and outstanding Common Shares in certain states. A copy of the proposed lockup agreement is attached hereto, and is hereby incorporated by reference. See Exhibit 4.3.

There is no established United States or foreign public trading market for the Company's Preferred Shares of $0.01 par value stock. The preferred equity is presently not subject to any outstanding options or warrants to purchase it, nor are there any securities convertible into preferred equity. Upon filing this Form 10-SB and the consent of its Shareholders to an agreement between the Shareholders and the Company restricting the transferability of those shares for a period of six (6) months, the Company plans to register the issued and outstanding Preferred Shares in certain states. A copy of the proposed lockup agreement is attached hereto, and is hereby incorporated by reference. See
Exhibit 4.3.

Upon Shareholder consent, each share of the Company's Shares shall be subject to a lockup agreement between the Company and each Shareholder. The Shares shall be subject to a legend restricting the transferability of the Shares for a period of six (6) months, commencing upon the effective date of this Form 10-SB. Each Share shall bear the following legend upon each certificate:

     "This share certificate is subject to an agreement between the Company and its Shareholders which sets forth restrictions upon the transferability of the shares represented by this certificate. The holder of this certificate hereby agrees that during the period of six
     (6) months after the effective date of the Company's Form 10-SB, the holder will not, without obtaining prior written consent of the Company, or, if required, the consent of any exchange or regulatory entity, offer, exchange, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any Common Shares or Preferred Shares represented by this certificate."

Notwithstanding this agreement, the resale of the Shares, nonetheless, will also be subject to the respective state securities law requirements in the governing jurisdictions which would impose restrictions on the resale of the securities (including the placement of an additional legend or legends on the certificate).

There are no Shares that the Company has agreed to register under the Securities Act for sale by security holders except for those Shares to be distributed with this Form 10-SB. No common or preferred equity is being or has been proposed to be publicly offered by the Company which could have a material effect on the market price of the Company's common or preferred equity other than Shares to be distributed under this Registration.

(b)       Holders.

The Company believes that there are presently 3,750,000 shares of common equity and 400,000 shares of preferred equity issued and outstanding. The Company believes that the Company has sixty-five stockholders living throughout the United States holding Shares of the Company. The Company also has certain foreign Shareholders who hold a total of less than 5% of Company's Common Shares.

(c)       Dividends.

To the present, the Company has paid no cash dividends on its Shares. The Company has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain any earnings to provide funds for the growth of the Company. The Board of Directors in its discretion, may decide to change such policy in the future, but the future payments of cash dividends will depend, among other things, upon the Company's future earnings, capital requirements, financial condition and restrictions on the payment of dividends in future loan agreements, if any.

The rights of holders of the Shares to payments of dividends, if any, are further described below in Item 11 Description of Registrant's Securities To Be Registered.

                ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES

Pursuant to the Consulting Agreement dated February 12, 1998, between the Company and Administrative Consultants, Inc. (hereinafter "ACI"), and as amended on July 14, 1998, the Company has agreed to issue 25,000 Common Shares to ACI as compensation for consulting services. These Common Shares shall be registered by the Company within 180 days of the effective date of this Form 10-SB, and the share certificates shall be issued to ACI within thirty days after the effective date of the registration of the Common Shares.

        ITEM 11: DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

(a)      Capital Stock.

The Company has the authority to issue 10,000,000 One Cent ($0.01) par value common stock shares. Under this Form 10-SB, the Company plans to register 3,750,000 Common Shares which are currently issued and outstanding. A copy of the detailed description of the Shares is attached and is incorporated herein by reference to Exhibit 4.1.

The Company is authorized to issue 500,000 One Cent ($0.01) par value preferred stock shares. Under this Form 10-SB, the Company plans to register 400,000
Preferred Shares which are currently issued and outstanding. The Board of Directors has defined the nature of the Preferred Stock as set forth in the Certificate of Incorporation and the Bylaws (see Exhibits 3(i) and 3(ii)) and the resolution of the Board dated May 31, 1997 (Exhibit 4.2).
See also Description of Securities, Exhibit 4.1.

     (1)      Brief outline of Common Stock and Preferred Stock.

           (i)         Dividend rights.

                    (a) Common Stock. Subject to any preferential rights of the Preferred Shares, the holders of the Common Shares are entitled to receive to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors of the Corporation. There is no obligation to declare dividends of any kind.

                    (b)  Preferred Stock.     Pursuant to the Certificate of
Incorporation and the Bylaws of the Company, and the resolution of the Board dated May 31, 1997, the holders of the Preferred Shares are entitled to receive the following dividends:

      "The Class A Voting Preferred shall be entitled to a cumulative annual dividend equal to 5% of its stated value ($3.00). The dividend shall be paid annually at the end of the Company's fiscal year. There shall be no restriction on the payment of dividends on the Common Stock in any year in which the dividend on the Class A Voting Preferred Stock shall not have been paid. In addition, the holders of the Class A Voting Preferred Stock may elect to take the dividend in the form of either cash or Common Stock based upon a price per share equal to (i) 50% of the last transaction price which occurred in the month prior to the dividend declaration or (ii) $1.50 per share."

           (ii)         Voting rights.

                    (a) Common Stock. Each holder of a share of common stock has one vote for each share of stock held by the person of record on the books of the Corporation on all matters voted upon by the stockholders. The common stockholder does not have cumulative voting rights. At any meeting of the stockholders, the holders of not less than 51% of the outstanding shares entitled to vote, present in person or by proxy shall constitute a quorum for the transaction of business, and a majority vote of such quorum shall prevail except as otherwise required by law, the Certificate of Incorporation or the Bylaws.

                    (b)  Preferred Stock.    Each holder of a share of preferred
stock has ten votes for each share of preferred stock held by the person of record on the books of the Corporation on all matters voted upon by the stockholders. The preferred stockholder does not have cumulative voting rights.

           (iii) Liquidation. Lien creditors, secured creditors, unsecured creditors, and preferred stockholders (if any) shall be entitled to receive assets prior to distribution to common stockholders. In the event that such parties have been paid under the terms of their agreements, and assets remain for distribution, such assets will be distributed to the common stockholders of the Company in cash or in kind ratably in proportion to the number of shares of common held by them.

           (iv) Preemptive Rights. No stockholder shall have any preemptive right to subscribe to additional issues or shares of stock of any class or series or to any stock rights, options, warrants, ventures or other securities of the Company convertible into stock.

           (v) Liability to further calls or to assessment. The Common Shares of common stock will be issued on a fully paid and non-accessible basis.

      (2) The Company's Certificate of Incorporation or Bylaws presently have no provisions which would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate with respect to any extraordinary corporation transaction involving the Company.

               (b)         Debt Securities.

No debt securities are being registered at this time.

               (c)         Further Information.

For further information regarding the Company's securities, see Exhibit 4.1 attached and incorporated herein by reference to this Registration Statement which provides a detailed description of the securities. See also, the Certificate of Incorporation and the Bylaws attached and incorporated herein by reference as Exhibits 3(i) and 3(ii).

               ITEM 12: INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation and Bylaws of the Company authorize the indemnification of all officers and directors and agents of the Corporation. The Company presently does not have officers and directors insurance, although when it becomes commercially available at a reasonable cost, it is expected that it will be purchased.

                       (Item 13 appears on the next page)

              ITEM 13: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
U.S.A. Sunrise Beverages, Inc.


We have audited the accompanying balance sheet of U.S.A. Sunrise Beverages, Inc., as of December 31, 1997 and 1996, and the related statements of operations
(loss), cash flows, and stockholders' equity (deficit) for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S.A. Sunrise Beverages, Inc. as of December 31, 1997 and 1996, and the results of its operations (loss), cash flows, and changes in stockholders' equity (deficit) for each of the two years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had no significant operations to date and must obtain funding to meet its obligations and to begin operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note
2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Denver, Colorado                               Comiskey & Company
April 30, 1998                                 PROFESSIONAL CORPORATION

                         U.S.A. Sunrise Beverages, Inc.
                                 BALANCE SHEETS
                           December 31, 1997 and 1996
                                                      December 31,  December 31,
                                                          1997         1996
                                                      -----------   -----------
   ASSETS
CURRENT ASSETS
         Cash ......................................  $        29   $    14,060
         Accounts receivable .......................         --           9,334
         Inventory .................................       14,398        14,398
                                                      -----------   -----------

              Total current assets .................       14,427        37,792
                                                      -----------   -----------
OTHER ASSETS
Fixed assets, net of accumulated depreciation
       (Note 3) ....................................      251,934       267,752

Formulas, technology, and territories, net of
      valuation allowance (Note 4) .................         --            --
                                                      -----------   -----------

   Total other assets ..............................      251,934       267,752
                                                      -----------   -----------
       TOTAL ASSETS ................................  $   266,361   $   305,544
                                                      ===========   ===========
      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable ................................  $    21,662   $     9,661
   Accrued interest and dividends payable (Note 6) .       71,635         5,625
   Note payable - in foreclosure  (Note 5) .........      274,139       275,669
   Note payable - related parties  (Note 5) ........      259,986       200,351
                                                      -----------   -----------

   Total current liabilities .......................      627,422       491,306

OTHER LIABILITIES

   Note payable (Note 5) ...........................         --            --
                                                      -----------   -----------
   TOTAL LIABILITIES ...............................      627,422       491,306
                                                      -----------   -----------
STOCKHOLDERS' EQUITY (DEFICIT) (NOTES 2 and 6)
   Common stock, $.01 par value; 10,000,000 shares
   authorized; 3,703,052 shares issued in 1997,
   5,503,052 shares in 1996 ........................       37,031        55,031

   Preferred  stock,  $.01 par  value;
   $3.00   stated  value; 500,000  shares
   authorized; 400,000 shares issued in 1997, ......        4,000          --
   none in 1996

   Additional paid-in capital ......................    1,618,473     1,604,473

   Retained earnings (deficit) .....................   (2,020,565)   (1,845,266)
                                                      -----------   -----------
   Total stockholders' equity (deficit) ............     (361,061)     (185,762)
                                                      -----------   -----------
      TOTAL LIABILITIES AND STOCKHOLDERS'
               EQUITY (DEFICIT) ....................  $   266,361   $   305,544
                                                      ===========   ===========

               The accompanying notes are an integral part of the
                             financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                         STATEMENTS OF OPERATIONS (LOSS)
               For the two years ended December 31, 1997 and 1996
                                               December 31,  December 31,
                                                   1997         1996
                                               -----------   -----------
EXPENSES
Depreciation and amortization .................  $  15,818   $    16,545
Interest ......................................     41,208        31,731
Legal services ................................     15,154           774
Offering memorandum preparation costs (Note 2)      17,409         8,000
Provision for decline in value of formulas,
         technology, and territories (Note 4) .       --       1,274,500
Real estate taxes .............................     11,253          --
Telephone, utilities, and office expenses .....     14,457        29,123
Write-off of receivables ......................       --          44,516
                                                 ---------   -----------
           NET LOSS ...........................  $(115,299)  $(1,405,189)
                                                 =========   ===========

NET LOSS PER SHARE ............................  $    (.03)  $      (.26)
                                                 =========   ===========

               The accompanying notes are an integral part of the
                             financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
               For the two years ended December 31, 1997 and 1996
                                                                                                                         Total
                                                                                                                         stock
                                                                    Pre-             Additional        Retained          holders'
                                                  Common            ferred           paid-in           earnings          equity
                                                  stock             stock            capital          (deficit)         (deficit)
                                                  ----------        --------         ----------       ----------        ----------
Balance, December 31, 1995 .................      $    54,137       $      --        $ 1,578,385      $  (440,077)      $ 1,192,445

Issuance of stock for cash .................              894              --             26,088             --              26,982
         and services

Net loss for the year ......................             --                --               --         (1,405,189)       (1,405,189)
                                                  -----------       -----------      -----------      -----------       -----------
Balance, December 31, 1996 .................           55,031              --          1,604,475       (1,845,266)         (185,762)

Exchange of common stock
  for preferred stock (Note 6) .............          (18,000)            4,000           14,000             --                --

Dividend on preferred stock
   (Note 6) ................................             --                --               --            (60,000)          (60,000)

Net loss for the year ......................             --                --               --           (115,299)         (115,299)
                                                  -----------       -----------      -----------      -----------       -----------
Balance, December 31, 1997 .................      $    37,031       $     4,000      $ 1,618,473      $(2,020,565)      $  (361,061)
                                                  ===========       ===========      ===========      ===========       ===========

               The accompanying notes are an integral part of the
                             financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                            STATEMENTS OF CASH FLOWS
               For the two years ended December 31, 1997 and 1996
                                                      December 31,  December 31,
                                                          1997         1996
                                                      -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss ............................................ $(115,299) $(1,405,189)
   Adjustments to reconcile net loss to net
        cash used by operating activities:
            Depreciation and amortization ..............    15,818       16,545
            Provision for decline in value of
                formulas, technology, and territories ..      --      1,274,500
            Write-off of receivables ...................      --         44,516
            Increase in accounts payable, accrued
                interest, and interest added to the
                balance of notes payable ...............    22,213       15,288
            Other ......................................     9,337       12,739
                                                          --------  -----------
                  Net cash used by operating activities    (67,931)     (41,601)
                                                          --------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES ...................      --            --
                                                          --------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Additions to notes payable ..........................    53,900        9,400
   Additions to capital stock and additional paid-in
        capital ........................................      --         26,982
                                                          --------  -----------
            Net cash provided by financing activities ..    53,900       36,382
                                                          --------  -----------
DECREASE IN CASH .......................................   (14,031)      (5,219)

CASH, BEGINNING OF YEAR ................................    14,060       19,279
                                                          --------  -----------

CASH, END OF YEAR ......................................  $     29  $    14,060
                                                          ========  ===========

               The accompanying notes are an integral part of the
                             financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


1.    Summary of Significant Accounting Policies
      U.S.A. Sunrise Beverages, Inc. (the "Company") is incorporated under the laws of the State of South Dakota. The Company intends to produce and distribute mineral water and soft drink products.

      Going Concern
      As more fully discussed in Note 2, the accompanying financial statements have been prepared assuming the Company will continue as a going concern. There exists substantial doubt about the Company's ability to continue as a going concern.

      Accounting Method
      The Company records income and expense on the accrual method.

      Loss per Share
      Loss per share has been computed using the weighted average number of shares outstanding.

      Use of Estimates
      The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2.    Going Concern
      The Company's financial statements have been prepared assuming the Company will continue as a going concern; however, there exists substantial doubt about the Company's ability to continue as a going concern.

      Liabilities of $627,422 exceed assets of $266,361 by $361,061 at December 31, 1997. The Company has had no significant operations to date and must obtain additional funding to meet its obligations and to begin operations. There can be no guarantee that such financing can be obtained and that the Company will have sufficient resources to pursue its business plan. Effective February 12, 1998, management entered into a letter of intent with a consulting firm to attempt a business combination with a shell company, followed by a capital infusion from the sale of stock in the combined entity. The accompanying financial statements include no adjustments which might be necessary if the Company is unable to continue.

                         U.S.A. Sunrise Beverages, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

3.       Fixed Assets
         Fixed assets consist of the following:

                                                    December 31,    December 31,
                                                        1997            1996
                                                    -----------     -----------
         Land and buildings ................        $ 254,475         $ 254,475
         Equipment .........................           44,473            44,473
         Furniture and fixtures ............            7,804             7,804
                                                    ---------         ---------

                 Total cost ................          306,752           306,752

         Less accumulated depreciation .....          (54,818)          (39,000)
                                                    ---------         ---------

              Net book value ...............        $ 251,934         $ 267,752
                                                    =========         =========

         Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, from 3 to 40 years.

         As explained in Note 5, the Company has a note payable of $274,139 secured by land, building, equipment, furniture and fixtures with a cost of $285,000 and a net book value of $246,109 at December 31, 1997. The Company's creditor on this note payable has filed a foreclosure action.

4.       Formulas, Technology, and Territories
         Formulas, technology, and territories consist of the following at December 31, 1997 and 1996:

         Product formulas and technology                  $  1,144,500
         Territories                                           130,000
         Less valuation allowance                           (1,274,500)
                                                          ------------
         Net book value                                   $       --
                                                          ============

         Product formulas and technology have been recorded on the Company's books at values set by contracts. Territories represent amounts the
         Company expended or agreed to expend to re-acquire marketing territories it had previously sold. See Note 5 regarding a $22,500 note payable issued in connection with the re-acquisition of marketing rights to certain territories.

         Due to substantial doubts about the Company's ability to continue as a going concern and due to the lack of operations to ensure recoverability of the values assigned to formulas, technology, and territories, a valuation allowance has been recorded to reduce the carrying value of these items to zero.

         Product formulas and technology represent a 1993 agreement under which the Company acquired the right to be the exclusive producer and distributor of ten products in North America, Central America, the Caribbean, and all U. S. military installations in the world except those installations located in South America. The products covered by the technology agreement are soft drinks developed by a Bolivian concern.

                         U.S.A. Sunrise Beverages, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


4.       Formulas, Technology, and Territories (continued)
         To acquire the rights covered under the technology agreement, the Company and the Bolivian concern agreed that the value of the transferred technology was $1,144,500. Payment of the acquisition price was accomplished by the Company issuing 152,600 shares of its common stock, resulting in an agreed-upon value of $7.50 per share. The term of the technology agreement is "continuous with revisions every 10 years or when the parties, by mutual accordance, find it pertinent."

         The agreement provides the Company with a first right of refusal should the Bolivian company wish to sell their shares of stock prior to the time the Company's stock is trading in the public market. The agreement also provides that "in the event of any problem arising with the verification of the correct number of shares that represent the number agreed, U.S.A. Sunrise agrees to come forward and evict and sanitize the $1,144,500 that must be paid" to the Bolivian company.

         The technology agreement also contains a royalty agreement whereby the Company agreed to pay a royalty of $.30 for each 240 fluid ounces of product which it sells.


5.       Notes Payable
         Notes payable consist of the following:
                                                      December 31,  December 31,
                                                          1997         1996
                                                      -----------   -----------
10% mortgage note payable secured by
certain fixed assets (see Note 3)
Presently in foreclosure .........................    $  274,139     $  275,669

7% note payable to the Company's
president ........................................       102,357         61,851

Judgment payable to a stockholder ................        74,129         66,000

10% note payable to a stockholder ................        50,000         50,000

Non-interest bearing debt payable
to a related party ...............................        22,500         22,500

12% notes payable to a stockholder ...............         6,000           --

10% note payable to a stockholder ................         5,000           --
                                                        --------       --------
                                                      $  534,125     $  476,020
                                                        ========       ========

                         U.S.A. Sunrise Beverages, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

5.       Notes Payable (continued)
         The mortgage note payable is secured by the Company's land and building and a substantial portion of its plant and office equipment (Note 3). Original terms of the note called for a down payment of $50,000 to be paid by May 1, 1995, 59 monthly payments, and a final balloon payment of $227,000 due May 1, 2000. The Company has been unable to comply with the payment terms of the note and the noteholder has filed for foreclosure. The foreclosure case, scheduled for trial in May 1998, requests that a judgment be granted the lender for unpaid amounts plus fees of approximately $43,000. Management intends to seek an out-of-court settlement, if possible. The Company's counsel estimates that the likelihood of an unfavorable outcome is slightly less than 50%. Should the Company be unsuccessful in its efforts, counsel feels the only loss to the Company will be the loss of funds already paid under the note payable.

         The note payable to the Company's president is pursuant to a loan agreement whereby the president periodically pays expenses on behalf of the Company, or advances money to the Company for the Company to pay its expenses. The note payable bears interest at 7% and is calculated each December 31 to include all amounts due, including interest accrued at 7%, through December 31. Interest expense paid or payable to the Company's president is $4,202 for 1997 and $1,228 for 1996.

         The judgment payable to a stockholder is the result of the Company being unable to comply with the payment terms of a note payable, issued to a stockholder, that was originally due in July 1995. The judgment payment is due by June 1, 1998.

         The $50,000 10% note payable to a stockholder carries a due date of February 1996. In addition to interest, the noteholder received 40,000 shares of the Company's common stock. The $5,000 10% note payable to a stockholder carries a due date of February 1998 and the principal amount was paid in 1998. In addition to interest, the note holder received 26,000 shares of the Company's common stock.

         The non-interest bearing debt was originally due in April 1992. The agreement incurring the debt provides that, in the event the Company fails to make payments required by the agreement, the Company and the other party to the agreement will share equally all costs and profits from marketing the Company's product in Florida until such time that the other party has received all funds due under the agreement.

         Contractual maturities of the Company's notes payable, excluding the 10% mortgage note in foreclosure, at December 31, 1997 are as follows:

     Due in                                          Amount
     ------                                       ------------
     Past due                                     $    157,629
     1998                                              102,357
     Thereafter                                           --
                                                  ------------
                                                  $    259,986
                                                  ============

                         U.S.A. Sunrise Beverages, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

5.       Notes Payable (continued)
         The 10% mortgage note, which is in foreclosure, has been excluded from the preceding table as the contractual payments are not meaningful until the present foreclosure action is resolved. The note has been included in current liabilities in the accompanying financial statements.

6.       Stockholders' Equity
         Each share of the Company's common stock entitles the holder to one vote per share. Each share of the preferred stock entitles the holder to ten votes per share.

         The preferred stock provides for an annual dividend of 5% of its $3.00 stated value. The preferred stock dividend is cumulative and is to be paid annually at the end of the Company's fiscal year. The holders of the preferred stock may elect to take their dividend in either cash or common stock. If the holder elects to take the dividend in stock, the per share price of the common stock is either $1.50 per share or 50% of the last transaction price which occurred in the month prior to the preferred stock dividend declaration.

         At December 31, 1997, the Company had not paid the 1997 dividend on the preferred stock.

         During 1997, family members of the Company's president exchanged 1.8 million shares of common stock for 400,000 shares of preferred stock.


                         U.S.A. Sunrise Beverages, Inc.
                        INTERIM BALANCE SHEET (UNAUDITED)
                      January 1, 1998 through June 30, 1998
                                                                        June 30,
                                                                          1998
                                                                        -------
     ASSETS
CURRENT ASSETS
         Cash ..................................................    $     2,667
                                                                    -----------
         Accounts receivable
         Inventory
                                                                         14,398
                Total current assets ...........................         17,065

OTHER ASSETS
Fixed assets, net of accumulated depreciation
                                                                        244,024
Formulas, technology, and territories, net of
         valuation allowance (Note 4) ..........................              0


         Total other assets ....................................              0

         TOTAL ASSETS ..........................................    $   261,089

        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable ..........................................    $    79,985
Note payable - related parties .................................         20,500
     Note payable - related parties ............................         74,128
     Accrued interest ..........................................         33,635

     Total current liabilities
                                                                        208,248

OTHER LIABILITIES ..............................................        442,981

     TOTAL LIABILITIES .........................................        651,229

STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock, $.01 par value; 10,000,000 shares
     authorized; 3,750,000 shares issued and outstanding .......         37,500

     Preferred stock, $.01 par value; $3.00 stated value;
          500,000 shares authorized; 400,000 shares issued
          and outstanding ......................................          4,000

     Additional paid-in capital ................................      1,641,476
     Retained earnings (deficit) ...............................     (2,073,116)

     Total stockholders' equity (deficit) ......................       (340,140)

         TOTAL LIABILITIES AND STOCKHOLDERS'
                  EQUITY (DEFICIT) .............................    $   261,089

                                                                    ===========

               The accompanying notes are an integral part of the
                             financial statements.


                         U.S.A. Sunrise Beverages, Inc.
                             STATEMENT OF CASH FLOWS
                 For the six months ended June 30, 1998 and 1997
                                   (unaudited)

                                                       For the six months ended
                                                                June 30,
                                                            1998       1997
                                                          --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES ....           $      (12,292) $  (41 ,093)


CASH FLOWS FROM INVESTING ACTIVITIES ....                     --           --
                                                          --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES

         Increase in  notes payable .....                   14,930       27,095

DECREASE IN CASH ........................                    2,638      (13,998)

CASH, BEGINNING OF YEAR .................                       29       14,060
                                                          --------     --------

CASH, END OF YEAR .......................           $        2,667  $        62
                                                          ========     ========

               The accompanying notes are an integral part of the
                              financial statements.


                         U.S.A. Sunrise Beverages, Inc.
                               STATEMENTS OF LOSS
                 For the six months ended June 30, 1998 and 1997
                                   (unaudited)
                                                       For the six months ended
                                                                June 30,
                                                            1998         1997
                                                          --------     --------
Revenues ............................................  $    --      $      --

Interest expense ....................................     23,368         15,866
Depreciation expense ................................      7,909          8,273
Other general and administrative expenses ...........     21,274         14,185

Total operating expenses ............................     52,551         38,324

Non-operating expenses
         Writedown of assets to net realizable value        --        1,274,500
                                                        --------    -----------

                   Net Loss .........................   $(52,551)   $(1,312,824)
                                                        ========    ===========

               The accompanying notes are an integral part of the
                              financial statements.

                         U.S.A. Sunrise Beverages, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1998

1.       Management's Representation of Interim Financial Information.

         The accompanying financial statements have been prepared by U.S.A. Sunrise Beverages, Inc. without audit pursuant to the rules and regulations of the Securities & Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. Theses financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair representation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements at December 31, 1997.

                ITEM 14: DISAGREEMENTS WITH ACCOUNTANTS REGARDING
                       ACCOUNTING AND FINANCIAL DISCLOSURE

                                      None.

                   ITEM 15: FINANCIAL STATEMENTS AND EXHIBITS

(a)      List of all financial statements filed.

                  None other than in Item 13 above.

(b)      Exhibit Index.

         The Exhibit Index immediately follows the signature page.

                     (signature page appears on next page)

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 U.S.A. SUNRISE BEVERAGES, INC.
                                 (Registrant)

Date: October 8, 1998            By:  /s/ Omar B. Barrientos
                                          (Signature)   President

                                 Omar B. Barrientos
                                 (Print Name)

Date: October 8, 1998            By:  /s/ Gene Fairchild
                                          (Signature)    Secretary

                                 Gene Fairchild
                                 (Print Name)


DIRECTORS:

/s/ Omar B. Barrientos                    Date: October 8, 1998
Omar Barrientos, Director

/s/ Robert Westerfield                    Date: October 8, 1998
Robert Westerfield, Director

/s/ Gene Fairchild                        Date: October 8, 1998
Gene Fairchild, Director

/s/ Louis J. Twiss                        Date: October 8, 1998
Louis J. Twiss, Director

/s/ William S. Brewster                   Date: October 8, 1998
William S. Brewster, Director

                       Exhibit Index is located on page 37


                                  EXHIBIT INDEX

Exhibit                                                           Located
Number            Description                                     on Page
------            -----------                                     -------

 3(i)             Articles of Incorporation                         39
                  of Papaya U.S.A. Corporation

                  Articles of Amendment                             44
                  Filed November 4, 1993

                  Articles of Amendment                             45
                  Filed December 26, 1995

                  Articles of Amendment                             47
                  Filed August 13, 1997

                  Letter of Amendment                               50
                  Filed July 28, 1997

3(ii)             Bylaws                                            51

  4.1             Description of Securities                         54

  4.2             Resolution of Board of Directors dated
                  May 31, 1997 re: rights of Preferred Stock        56

  4.3             Proposed Lockup Agreement between the
                  Shareholders and the Company                      57

                  Material Contracts

10.1              Technology Transfer Agreement & Addendum
                  between Cascada and Tesoro dated
                  September 30, 1993                                58

10.2              Viscachani Contract between
                  Cascada and Tesoro dated
                  September 30, 1993                                66

10.3              Viscachani Contract between
                  Tesoro and the Company dated
                  October 1, 1993                                   70

10.4              Water Contract between Paul
                  Miller Sr. Trust and Tesoro dated
                  October 22, 1995                                  73

                                      -37-

                            EXHIBIT INDEX (continued)

Exhibit                                                           Located
Number            Description                                     on Page
------            -----------                                     -------

10.5              Addendums to Water Contract
                  between Paul Miller Sr. Trust and
                  Tesoro dated January 10, 1997                     78

10.6              Quit Claim Deed and Release dated
                  August 18, 1998 between Dakota Mining
                  and Construction, Inc. and the Company            80

10.7              Letter of Intent between Paul Miller Sr.
                  Trust, Tesoro and Company dated July 13,
                  1998                                              82

10.8              Loan Agreement between Omar Barrientos
                  and the Company dated January 1, 1994             85

10.9              Note Agreement between Dr. Neil Kurti
                  and the Company dated November  11, 1995          91

99.1              Accountant's consent letter to use financial
                  statements dated October 8, 1998                  92